Filed by Sun Bancorp, Inc.
                                                     Pursuant to Rule 425 of the
                                         Securities Act of 1933 and deemed filed
                                                  Pursuant to Rule 14a-12 of the
                                                 Securities Exchange Act of 1934
                                                              Subject Companies:
                                  Sun Bancorp, Inc.(Commission File No. 0-20957)
                 Community Bancorp of New Jersey (Commission File No. 000-26587)


                                                                    NEWS RELEASE

FOR IMMEDIATE RELEASE

Contact: Dan A. Chila, EVP and Chief Financial Officer,
         Sun Bancorp, (856) 691-7700

         Howard M. Schoor, Chairman of the Board,
         Community Bancorp of New Jersey, 732-577-9833

              Sun Bancorp, Inc. and Community Bancorp of New Jersey
                                 Announce Merger

VINELAND, NJ; FREEHOLD, NJ, February 17, 2004 - Sun Bancorp, Inc. (NASDAQ: SNBC) ("Sun") and Community Bancorp of New Jersey (NASDAQ: CBNJ) ("Community"), jointly announced today that they had entered into an Agreement and Plan of Merger (the "Agreement") whereby Sun will acquire Community, and its bank subsidiary, Community Bank of New Jersey, in a stock-for-stock exchange merger valued at approximately $83.2 million. Upon completion of the merger, Sun will have approximately $3.2 billion in total assets and 84 branch office locations throughout New Jersey, Delaware and Pennsylvania.

         The Agreement provides that Community shareholders will receive .83 shares of Sun common stock for each issued and outstanding share of Community common stock (the "Per Share Stock Consideration"). Community will be permitted under the Agreement to pay a one-time special cash dividend in the amount of $.75 per share to its shareholders prior to the consummation of the proposed merger with Sun.

         Sun will be webcasting a conference call concerning the merger at 10 a.m. (EST) today via the internet. This conference can be heard live at www.sunnb.com.

                                     -more-

Sun Bancorp and Community Bancorp Announce Merger                    Page 2 of 4

         "It is a rare occasion when a bank has the opportunity to fill in a significant gap in its marketplace by acquiring a quality institution led by seasoned and highly competent bankers supported by a committed Board of Directors," stated Tom Bracken, President and CEO, Sun Bancorp.

         Bracken also said that Community Bank of New Jersey has built a prototype community bank in one of the fastest growing markets in the state, has an impeccable reputation for customer service and responsiveness and has been a challenging competitor.

         "We expect to see a growth and revenue multiplier effect once we are able to introduce a full array of our expanded products and services to their customers and communities. This is an exciting opportunity for both organizations and the combination of our teams will create a formidable customer and community focused organization allowing us to become the premier community bank in Monmouth County," Bracken added.

         "Community Bank of New Jersey was founded in 1997 when a group of investors identified the need to establish a home-based community bank to serve Monmouth County," stated Howard Schoor, Chairman of Community.

         "Our commitment to our customers and friends, to support the growth and development of the county, has been unwavering. Our Board of Directors believes this merger is a perfect mix of two companies that possess similar cultures and philosophy with respect to their responsibilities toward the community, employees and customers. We believe this will provide greater growth opportunities for our employees and a broader range of products and services to our customers. Our shareholders will benefit from the combined banking company created by the addition of our Monmouth County branch network to the existing Sun National Bank franchise which extends from its headquarters in Southern New Jersey up to Central New Jersey," Schoor added.

                                     -more-

Sun Bancorp and Community Bancorp Announce Merger                    Page 3 of 4

         "We are excited to present this partnership to our shareholders," stated Robert O'Donnell, President and CEO of Community.

         "We have worked side by side with Executive Management of Sun and have come together for a common cause resulting in a joint commitment to create a banking franchise second to none in central New Jersey. The cornerstone of our Bank has been safety and soundness and we are pleased that our new partner mirrors us in this commitment. Our present and future customers and shareholders will be the beneficiaries of what promises to be exciting times for our combined franchise," O'Donnell added.

         Bracken said this transaction will also enable Sun National Bank to accelerate its two-year branch rationalization program and sell, close or consolidate a total of 14 branches in 2004.

         "We continue to reshape our branch network. The recent acquisition of eight branches from New York Community Bank when combined with the Community Bank of New Jersey furthers our market share penetration in three vital markets, improves average branch deposits and sheds non-performing branches," Bracken added.

         The proposed merger is subject to certain customary conditions for transactions of this type including, among others, Sun and Community shareholder approval and regulatory approval. The merger is expected to be consummated in the second quarter of this year.

         Ryan Beck & Co. acted as financial advisor to Community and Sandler O'Neill acted as financial advisor to Sun.

         Sun and Community will jointly file proxy materials with the Securities and Exchange Commission ("SEC") which will set forth the complete details of the merger. WE URGE INVESTORS TO CAREFULLY READ THE PROXY MATERIALS WHEN FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of the proxy materials free of charge at the SEC's web site at www.sec.gov.

                                     -more-

Sun Bancorp and Community Bancorp Announce Merger                    Page 4 of 4

The materials may also be obtained for free by directing a written request to Sun Bancorp, Inc. 226 Landis Avenue, Vineland, New Jersey 08360, Attention:
Secretary, and to Community Bancorp of New Jersey, 3535 Route 9 North, Freehold, New Jersey 07728 Attention: Secretary. INVESTORS SHOULD READ THE PROXY MATERIALS BEFORE MAKING A DECISION REGARDING THE MERGER.

         Sun and Community, and their directors and executive officers, may be deemed to be "participants" in Sun's and Community's solicitation of proxies in connection with the proposed merger. Information regarding the Sun's participants, including their holdings of Sun stock, is contained in Sun's annual meeting proxy materials filed with the SEC on April 17, 2003. Information regarding the Community's participants, including their holdings of Community stock, is contained in Community's annual meeting proxy materials filed with the SEC on March 28, 2003.

         Sun Bancorp, Inc. is located in Vineland, New Jersey. Its primary subsidiary is Sun National Bank, serving customers through 84 Community Banking Centers in Southern and Central New Jersey, in the contiguous New Castle County market in Delaware, and in Philadelphia, Pennsylvania. The deposits of the Bank are insured up to the legal maximum by the Federal Deposit Insurance Corporation. For more information about Sun National Bank and Sun Bancorp, Inc., visit www.sunnb.com.

         The Community Bank of New Jersey, the Company's Bank subsidiary, operates through its main office at 3535 Highway 9 North, Freehold, New Jersey and its seven branch offices located throughout Monmouth County, New Jersey.


The foregoing material may contain forward-looking statements. We caution that such statements may be subject to a number of uncertainties and actual results could differ materially and, therefore, readers should not place undue reliance on any forward-looking statements. Sun and Community do not undertake, and specifically disclaim, any obligation to publicly release the results of any revisions that may be made to any forward-looking statements to reflect the occurrence of anticipated or unanticipated events or circumstances after the date of such statements.

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